Exhibit 99.1

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES STRATEGIC JOINT
VENTURE WITH MITSUBISHI CORPORATION

Calgary, August 24, 2010 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust ("Penn West") is pleased to announce it has entered into an agreement (the "Agreement") with a wholly owned subsidiary of Mitsubishi Corporation (“MC”), forming a 50-50 joint venture (the “Joint Venture”) to develop Penn West’s shale gas assets in the Cordova Embayment area and certain of its conventional gas assets in the Wildboy area of northeastern British Columbia (the “Assets”).  Penn West will serve as operator of the Assets.

Strategic Rationale

Since 2006, Penn West has accumulated a significant shale gas position in the Cordova Embayment.  Penn West’s initial drilling results in the area have been promising and we have expanded the size of our land base.  It is Penn West’s view that the Joint Venture will accelerate the exploration and development of this significant unconventional gas asset.  The Joint Venture supports our corporate strategy, which recognizes the importance of maintaining a balanced exploration and development portfolio as we assess and develop the full potential of our diverse resource plays. This Agreement is the foundation for a long-term relationship with MC, who has world-wide experience in major project development.

Cordova Joint Venture

As part of the Agreement, MC will commit approximately $850 million to the Joint Venture.

Under the terms of the Agreement, Penn West will sell MC 50% of its working interest in its Wildboy conventional gas assets including current production of approximately 30 million cubic feet per day of natural gas, 550,000 gross acres of land including approximately 120,000 acres targeting shale gas in the Cordova Embayment, the Wildboy gas processing facility, a sales gas pipeline connecting the area to the TransCanada gathering system in Alberta, and associated infrastructure.

At closing, MC will pay Penn West approximately $250 million in consideration for the existing assets and additionally will fund approximately $600 million of the first $800 million of exploration and development capital expenditures in the Joint Venture.

Closing

The closing of the transaction and the formation of the Joint Venture is expected to occur on or about September 23, 2010, subject to MC’s final board approval at a meeting to be held in September 2010, the receipt of regulatory approvals and the satisfaction of customary closing conditions.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in North America and the largest producer of light and medium oil in western Canada.  Penn West operates a significant portfolio of opportunities with a prominent position in light-oil in Canada.  Based in Calgary, Alberta, Penn West operates throughout the Western Canadian Sedimentary Basin on a land base encompassing approximately 6 million acres.  Penn West believes that it is well positioned to create long-term value for unitholders through a high-quality, long-life asset base, strong balance sheet and experienced management team.

Penn West Units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.E and PWT.DB.F and Penn West Units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com

Investor Relations:
Toll Free: 1-888-770-2633
E-mail: investor_relations@pennwest.com

William Andrew, CEO
Phone: 403-777-2502
E-mail: bill.andrew@pennwest.com

Jason Fleury, Manager, Investor Relations
Phone: 403-539-6343
E-mail: jason.fleury@pennwest.com

About Mitsubishi Corporation

Mitsubishi Corporation (MC) is Japan's largest general trading company (sogo shosha) with over 200 bases of operations in approximately 80 countries worldwide. Together with its over 500 group companies, MC employs a multinational workforce of approximately 60,000 people. MC has long been engaged in business with customers around the world in virtually every industry, including energy, metals, machinery, chemicals, food and general merchandise.

MC seeks to contribute to the enrichment of society through business firmly rooted in principles of fairness and integrity.

For further information, please contact:

MITSUBISHI CORPORATION 3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, 100-8086, Japan Phone: +81-3-3210-2121 Website: www.mitsubishicorp.com/jp/en/	Press Relations: Shunsuke Nanami, Manager, Press Relations Team, Corporate Communications Dept. Phone: +81-3-3210-3917 E-mail: shunsuke.nanami@mitsubishi corp.com

Disclaimers

Oil and Gas Advisory:   “Resources” or "Resource", as the case may be, is a general term that may refer to all or a portion of “total resources”, being that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations.  Readers should be aware that there is no certainty that it will be commercially viable to produce any portion of the resources referred to herein.

Forward-Looking Statement Advisory:  Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "expect", "may", "will", "believe", "potential" and similar words suggesting future events or future performance. In addition, statements relating to "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to form the Joint Venture, including the terms thereof and the timing thereof; the nature and attributes of the Assets, including statistics relating to current production levels and land acreage; the implications of initial drilling results; our business strategies and plans, including as they relate to the assessment and realization of the potential of our resources; our ability to develop the full potential of our resource plays; the nature, extent and quality of our resource plays and in particular, our shale and conventional gas assets in northeast British Columbia, including the Assets; the benefits that may accrue to us from the Joint Venture, including our ability and intention to accelerate the exploration and development of the Assets; the anticipated exploration and development capital expenditures to be made by the Joint Venture; our ability to form a long-term relationship with MC; and our ability to create long-term value for unitholders.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the timing of closing of the transaction; the ability of both parties to the transaction to satisfy the conditions to closing of the transaction, including all necessary internal and third party approvals, including MC board and regulatory approvals; implications of initial drilling results; future natural gas prices; future capital expenditure levels of the Joint Venture; the resource, reserves and production potential of our asset base, including the Assets; and our ability to accelerate the exploration and development of the Assets.  Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the parties will fail to obtain all necessary regulatory, MC board and other third party approvals, and to satisfy all conditions precedent and closing conditions that are required or necessary to close the transaction and form the Joint Venture; the possibility that the transactions described herein will not be completed when expected, will be completed on terms that are different than those described herein, or will not close at all; the possibility that the Assets do not contain commercially exploitable volumes of natural gas, or that we are unable to develop and produce the Assets in an economic manner; the possibility that we are unable to create long-term value for our unitholders from our resource base, and in particular that we may not realize the anticipated benefits of the Joint Venture; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.